Exhibit 99.1

SOLARFUN POWER HOLDINGS CO., LTD.

American Depositary Shares

Sales Agency Agreement

July 17, 2008

MORGAN STANLEY & CO. INCORPORATED
1585 Broadway
New York, New York 10036

Ladies and Gentlemen:

Solarfun Power Holdings Co., Ltd., a corporation organized under the laws of the Cayman Islands (the “Company”), proposes to sell American Depositary Shares (the “ADS”), each representing five ordinary shares, par value US$0.0001 per ordinary share (the “Ordinary Shares”), for up to an aggregate Sales Price of US$175,000,000 through Morgan Stanley & Co. Incorporated as its agent (the “Agent”). The ADSs will be evidenced by American Depositary Receipts (“ADRs”) to be issued pursuant to the Deposit Agreement, dated as of December 19, 2006, among the Company, The Bank of New York, as depositary (the “Depositary”), and all owners and holders of the ADRs (the “Deposit Agreement”).

Any reference herein to the Registration Statement, the Base Prospectus or the Disclosure Package shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 which were filed under the Exchange Act on or before the Effective Date of the Registration Statement or the issue date of the Base Prospectus or the Disclosure Package, as the case may be; and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectus or the Disclosure Package shall be deemed to refer to and include the filing of any document under the Exchange Act after the Effective Date of the Registration Statement or the issue date of the Base Prospectus or the Disclosure Package, as the case may be, deemed to be incorporated therein by reference. Certain terms used herein are defined in Section 17 hereof.

1.  Representations and Warranties. The Company represents and warrants to the Agent as of the Commencement Date, as of each Acceptance Date, and as of each Settlement Date as set forth below in this Section 1.

   (a)  The Company meets the requirements for use of Form F-3 under the Act and has prepared and filed with the Commission a shelf registration statement (as defined in Rule 405) (File number 333-152005) on Form F-3, including a related Base Prospectus, for registration under the Act of the offering and sale of the ADSs. No notice of objection of the Commission to the use of the Registration Statement or any

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post-effective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act has been received by the Company. No stop order suspending the effectiveness of the Registration Statement has been issued by the Commission and no proceeding for that purpose has been initiated or, to the Company’s knowledge, threatened by the Commission. The Company will file with the Commission the Disclosure Package relating to the ADSs in accordance with Rule 424(b). As filed, the Disclosure Package shall contain all information required by the Act and the rules thereunder, and, except to the extent the Agent shall agree in writing to a modification, shall be in all substantive respects in the form furnished to you prior to the Commencement Date or, to the extent not completed on the Commencement Date, shall contain only such specific additional information and other changes (beyond that contained in the Base Prospectus) as the Company has advised you, prior to the Commencement Date, will be included or made therein. The Registration Statement, as of the Commencement Date, will meet the requirements set forth in Rule 415(a)(1)(x).

   (b)  (i) On each Effective Date, subject to compliance by the Agent with Section 2(f), the Registration Statement did, and (ii) when the Disclosure Package is first filed in accordance with Rule 424(b), on the Commencement Date, each Acceptance Date, and each Settlement Date, the Disclosure Package (and any supplement thereto) will, comply in all material respects with the applicable requirements of the Act and the Exchange Act and the respective rules thereunder; on each Effective Date and the Acceptance Date, the Registration Statement did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; as of its date and on the Commencement Date, each Acceptance Date, and Settlement Date, the Disclosure Package (together with any supplement thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to the information contained in or omitted from the Registration Statement or the Disclosure Package (or any supplement thereto) in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Agent specifically for inclusion in the Registration Statement or the Disclosure Package (or any supplement thereto), it being understood and agreed that the only such information furnished by or on behalf of the Agent consists of the information described as such in Section 7 hereof.

   (c)  On each Acceptance Date, subject to compliance by the Agent with Section 2(f), the Disclosure Package will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the Disclosure Package based upon and in conformity with written information furnished to the Company by the Agent specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of the Agent consists of the information described as such in Section 7 hereof.

   (d)  Subject to compliance by the Agent with Section 2(f), the documents incorporated by reference in the Disclosure Package and the Registration Statement, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to the requirements of the Act or the Exchange Act and the respective rules thereunder, as applicable, and none of the documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading. Any further documents so filed and incorporated by reference in the Disclosure Package and the Registration Statement or any further amendment or supplement thereto, when such documents become effective or are filed with the Commission, as the case may be, will conform in all material respects to the requirements of the Act or the Exchange Act, as applicable, and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   (e)  Each Issuer Free Writing Prospectus, including, without limitation, any final term sheet prepared and filed pursuant to Rule 433(d), does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, including any document incorporated therein and any prospectus supplement deemed to be a part thereof that has not been superseded or modified. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to the Company by the Agent specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of the Agent consists of the information described as such in Section 7 hereof.

   (f)  (i) At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2)) of the ADSs and, (ii) as of each Acceptance Date, the Company was not and will not be an Ineligible Issuer (as defined in Rule 405), without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an Ineligible Issuer.

   (g)  The consolidated historical financial statements and schedules of the Company and its consolidated subsidiaries included or incorporated by reference in the Disclosure Package and the Registration Statement present fairly in all material respects the consolidated financial condition, results of operations and cash flows of the Company as of the dates and for the periods indicated and have been prepared in conformity with generally accepted accounting principles applied on a consistent basis throughout the periods presented (except as otherwise noted in such statements or schedules). The selected financial data set forth in the Disclosure Package fairly present, on the basis stated in the Disclosure Package, the information included therein.

   (h)  The authorized, issued and outstanding share capital of the Company is as set forth in the Disclosure Package in the column entitled “Actual” under the caption “Capitalization” (except for subsequent issuances, if any, pursuant to this Agreement, pursuant to employee benefit plans, pursuant to the exercise of convertible securities or options outstanding on the date hereof or pursuant to any share incentive plans), and all of the shares of issued and outstanding capital stock set forth thereunder have been duly authorized and validly issued and are fully paid and non-assessable. None of the outstanding shares of capital stock of the Company was issued in violation of the preemptive or other similar rights of any securityholder of the Company.

   (i)  The Ordinary Share conforms in all material respects to all statements relating thereto contained or incorporated by reference in the Disclosure Package. The Ordinary Shares outstanding prior to the issuance of the ADSs have been duly authorized and are validly issued, fully paid and non-assessable. The Ordinary Shares to be issued underlying the ADSs to be sold by the Agent have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, and the issuance of such ADSs will not be subject to any preemptive or similar rights of any securityholder of the Company.

   (j)  The ADRs evidencing ADSs, when issued by the Depositary against the deposit of underlying Ordinary Shares in respect thereof in accordance with the provisions of the Deposit Agreement, will be duly authorized and validly issued, will have been issued in compliance with all applicable United States securities laws, and the persons in whose names such ADRs are registered will be entitled to the rights of registered holders of ADRs specified therein and in the Deposit Agreement.

   (k)  Neither the Company nor any of its affiliates, as such term is defined in Rule 501(b) under the Act (each, an “Affiliate”), has taken, nor will the Company or any Affiliate take, directly or indirectly, any action which is designed to or which has constituted or which would be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the ADSs.

   (l)  A registration statement on Form F-6 (File No. 333-139263) in respect of the ADSs has been filed with the Commission and was declared effective by the Commission on December 19, 2006; no other document with respect to such registration statement has heretofore been filed with the Commission; no stop order suspending the effectiveness of such registration statement has been issued and no proceeding for that purpose has been initiated or threatened by the Commission  (including all exhibits thereto, as amended at the time such registration statement became effective, being hereinafter called the “ADS Registration Statement”); and the ADS Registration Statement, when it became effective, conformed, and any further amendments thereto will conform, in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder, and did not, as of the applicable effective date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

Any certificate signed by any officer of the Company and delivered to the Agent or counsel for the Agent in connection with the offering of the ADSs shall be deemed a representation and warranty by the Company, as to matters covered thereby, to the Agent.

2.  Sale.

   (a)  Upon the terms and subject to the conditions set forth herein, during the Commitment Period, the Agent shall use its commercially reasonable efforts, consistent with its normal trading and sales practices, to sell ADSs of up to an aggregate Sales Price of US$175,000,000. Each sale of the ADSs will be settled on the applicable Settlement Date following such sale.

   (b)  The ADSs are to be sold by the Agent on a daily basis or otherwise as shall be agreed to by the Company and the Agent on any day that is a Trading Day. The Company will designate the maximum amount of ADSs to be sold by the Agent daily as reasonably agreed to by the Agent. Furthermore, the Agent shall not solicit sales on a privately negotiated basis without the Company’s prior written authorization.

   (c)  Notwithstanding the foregoing, the Company may instruct the Agent by telephone (confirmed promptly by telecopy) not to sell the ADSs if such sales cannot be effected at or above the price designated by the Company in any such instruction. Furthermore, the Company shall not authorize the issuance and sale of, and the Agent shall not be obligated to use its commercially reasonable efforts to sell, any ADS at a price lower than the minimum price therefor designated from time to time by the Company and notified to the Agent in writing.

   (d)  The Agent hereby covenants and agrees not to make any sales of the ADSs on behalf of the Company, pursuant to this Section 2, other than (i) by means of ordinary brokers’ transactions between members of the NASDAQ that qualify for delivery of a Prospectus to the NASDAQ in accordance with Rule 153 under the Act, and (ii) such other sales of the ADSs on behalf of the Company in its capacity as agent of the Company as shall be agreed by the Company and the Agent.

   (e)  The Agent shall provide written confirmation to the Company following the close of trading on the NASDAQ each day in which the ADSs are sold under this Section 2 setting forth the amount of the ADSs sold by the Agent on such day and the Sales Price relating to such ADSs.

   (f)  Notwithstanding the foregoing, the Company may instruct the Agent by telephone (confirmed promptly by telecopy) not to sell the ADSs at any time if it is in possession of any material non-public information, and the Agent shall not effect any sale until it has received confirmation from the Company by telephone (confirmed promptly by telecopy) that it may resume its commercially reasonable sales efforts.

3.  Delivery and Payment. On or before each Settlement Date, the Company will cause The Bank of New York, its transfer agent, to electronically transfer the ADSs being sold by crediting the Agent or its designees’ account at The Depository Trust Company through its Deposit/Withdrawal at Custodian System and concurrently with the receipt of such ADSs, which in all cases shall be freely tradable, transferable, registered shares in good deliverable form, the Agent will deliver the related Net Price in same day funds to an account designated by the Company. If the Company defaults in its obligation to deliver any ADSs on a Settlement Date, the Company agrees that it will (i) hold the Agent harmless against any loss, claim, damage or expense (including, without limitation, penalties, interest and reasonable legal fees and expenses), as incurred arising out of or in connection with such default by the Company, and (ii) pay to the Agent any selling commission to which it would otherwise have been entitled absent such default. If the Agent breaches this Agreement by failure to deliver the Net Price on any Settlement Date for the ADSs delivered by the Company, provided that the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied hereunder at or prior to such Settlement Date, the Agent will pay the Company interest on such Net Price based on the effective overnight Federal Funds rate.

4.  Agreements. The Company agrees with the Agent as follows:

   (a)  Prior to the termination of the offering of the ADSs, the Company will not file any amendment of the Registration Statement or supplement (including the Disclosure Package) to the Base Prospectus unless the Company has furnished you a copy for the Agent’s review prior to filing and will not file any such proposed amendment or supplement to which you reasonably object. The Company will cause the Disclosure Package, properly completed, and any supplement thereto to be filed in a form approved by the Agent with the Commission pursuant to the applicable paragraph of Rule 424(b) within the time period prescribed and will provide evidence satisfactory to the Agent of such timely filing. The Company will promptly advise the Agent (i) when the Disclosure Package, and any supplement thereto, shall have been filed (if required) with the Commission pursuant to Rule 424(b), (ii) when, prior to termination of the offering of the ADSs, any amendment to the Registration Statement shall have been filed or become effective, (iii) of any request by the Commission or its staff for any amendment of the Registration Statement or for any supplement to the Disclosure Package or for any additional information, (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any notice objecting to its use or the institution or threatening of any proceeding for that purpose and (v) of the receipt by the Company of any notification with respect to the suspension of the qualification of the ADSs for sale in any jurisdiction or the institution or threatening of any proceeding for such purpose. The Company will use its best efforts to prevent the issuance of any stop order or the occurrence of any such suspension or objection to the use of the Registration Statement and, upon such issuance, suspension or notice of objection, to obtain as soon as possible the withdrawal of such stop order or relief from such suspension or objection, including, if necessary, by filing an amendment to the Registration Statement or a new registration statement and using its best efforts to have such amendment or new registration statement declared effective as soon as practicable.

   (b)  If, at any time prior to the filing of the Disclosure Package pursuant to Rule 424(b), any event occurs as a result of which the Disclosure Package would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made at such time not misleading, the Company will (i) notify promptly the Agent so that any use of the Disclosure Package may cease until it is amended or supplemented; (ii) amend or supplement the Disclosure Package to correct such statement or omission; and (iii) supply any amendment or supplement to you in such quantities as you may reasonably request.

   (c)  If at any time when the Disclosure Package relating to the ADSs is required to be delivered under the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), any event occurs as a result of which the Disclosure Package, as then amended or supplemented, would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made at such time, not misleading, or if it should be necessary to amend the Registration Statement, the Company will file a new registration statement or supplement the Disclosure Package to comply with the Act or the Exchange Act or the respective rules thereunder, including in connection with the delivery of the Disclosure Package, the Company will promptly (i) notify the Agent of any such event; (ii) prepare and file with the Commission, subject to the requirements of paragraph (a) of this Section 4, an amendment or supplement or new registration statement that will correct such statement or omission or effect such compliance; (iii) use its best efforts to have any amendment to the Registration Statement or new registration statement declared effective as soon as practicable in order to avoid any disruption in use of the Disclosure Package; and (iv) supply any supplemented or amended Disclosure Package to the Agent and counsel for the Agent without charge in such quantities as they may reasonably request.

   (d)  The Company will file such reports pursuant to the Exchange Act and the rules and regulations thereunder, as are necessary in order to make generally available to its security holders as soon as practicable an earning statement within the meaning of Rule 158 under the Act for the purposes of, and to provide the benefits contemplated by the last paragraph of Section 11(a) of the Act.

   (e)  The Company will furnish to the Agent and counsel for the Agent, without charge, conformed copies of the Registration Statement (including exhibits thereto) and, so long as delivery of a prospectus by the Agent or a dealer may be required by the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), as many copies of the Disclosure Package and each Issuer Free Writing prospectus and any supplement thereto as the Agent may reasonably request. The Company will pay the expenses of printing or other production of all documents relating to the offering.

   (f)  The Company will arrange, if necessary, for the qualification of the ADSs for sale under the laws of such jurisdictions as the Agent may designate upon consultation with the Company, will maintain such qualifications in effect so long as required for the sale of the ADSs and will pay any fee of the Financial Industry Regulatory Authority, Inc., in connection with its review of the offering; provided that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the ADSs, in any jurisdiction where it is not now so subject.

   (g)  The Company represents and agrees that, unless it has obtained or will obtain the prior consent of the Agent, and the Agent agrees with the Company that, unless it has obtained or will obtain, as the case may be, the prior consent of the Company, it has not made and will not make any offer relating to the ADSs that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a Free Writing Prospectus required to be filed by the Company with the Commission or retained by the Company under Rule 433, other than a Free Writing Prospectus that contains information in any final term sheet prepared and filed pursuant to Rule 433(d); provided that the prior consent of the parties hereto shall be deemed to have been given in respect of any Free Writing Prospectus included in Schedule I hereto. Any such free writing prospectus that the parties hereto have agreed to use, prior to the use thereof, is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company agrees that it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an “issuer free writing prospectus,” as defined in Rule 433, and it has complied and will comply, as the case may be, with the requirements of Rule 433 applicable to any Permitted Free Writing Prospectus, including timely Commission filing where required, legending and record keeping. The Company consents to the use by the Agent of a free writing prospectus that contains only (i) information describing the preliminary terms of the ADSs or their offering or (ii) information that describes the final terms of the ADSs or their offering and that is included in any final term sheet of the Company.

   (h)  The Company will to endeavor to qualify the ADSs for offer and sale under the securities or Blue Sky laws of such jurisdictions as you shall reasonably request.

   (i)  The Company covenants and agrees with the Agent, whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including: (i) the fees, disbursements and expenses of the Company’s counsel and the Company’s accountants in connection with the issuance and sale of the ADSs and all other fees or expenses in connection with the preparation of the Base Prospectus and the Disclosure Package and any amendments and supplements to any of the foregoing, including all printing costs associated therewith, and the delivering of copies thereof to the Agent, in the quantities herein above specified, (ii) all costs and expenses related to the transfer and delivery of the ADSs to the purchasers, including any transfer or other taxes payable thereon, (iii) the cost of printing or producing any Blue Sky or legal investment memorandum in connection with the offer and sale of the ADSs under state securities laws and all expenses in connection with the qualification of the ADSs for offer and sale under state securities laws as provided in Section 4(h) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Agent in connection with such qualification and in connection with the Blue Sky or legal investment memorandum, (iv) the cost of the preparation, issuance and delivery of the ADSs, (v) the document production charges and expenses associated with printing this Agreement, (vi) all expenses in connection with any offer and sale of the ADSs outside of the United States, including filing fees and the reasonable fees and disbursements of counsel for the Agent in connection with offers and sales outside of the United States and (vii) all other cost and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section.  It is understood, however, that except as provided in this Section and Section 7, the Agent will pay all of its costs and expenses, including fees and disbursements of its counsel, transfer taxes payable on resale of any of the ADSs by it and any advertising expenses connected with any offers it may make.

5.  Conditions to the Obligations of the Agent. The obligations of the Agent to solicit offers to purchase the ADSs shall be subject to the accuracy of the representations and warranties on the part of the Company contained herein on the Commencement Date, each Acceptance Date, and Settlement Date, to the accuracy of the statements of the Company made in any certificates pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder and to the following additional conditions:

   (a)  The Disclosure Package, and any supplement thereto, shall have been filed in the manner and within the time period required by Rule 424(b); and no stop order suspending the effectiveness of the Registration Statement or any notice objecting to its use shall have been issued and no proceedings for that purpose shall have been instituted or threatened.

   (b)  On the Commencement Date and each time there is filed with the Commission the Company’s Quarterly Report on Form 6-K, the Agent shall have received from Shearman & Sterling LLP, U.S. counsel for the Company, an opinion dated the Commencement Date or the date of filing with the Commission of such Quarterly Report on Form 6-K, as the case may be, and addressed to the Agent, in form and substance satisfactory to the Agent, to the effect set forth in Exhibit A hereto.

   (c)  On the Commencement Date and each time there is filed with the Commission the Company’s Quarterly Report on Form 6-K, the Agent shall have received from Grandall Legal Group, PRC counsel for the Company, an opinion dated the Commencement Date or the date of filing with the Commission of such Quarterly Report on Form 6-K, as the case may be, and addressed to the Agent, in form and substance satisfactory to the Agent, to the effect set forth in Exhibit B hereto and subject to usual and customary qualifications, limitations and assumptions.

   (d)  On the Commencement Date and each time there is filed with the Commission the Company’s Quarterly Report on Form 6-K, the Agent shall have received from Maples and Calder, Cayman Islands and British Virgin Islands counsel for the Company, an opinion dated the Commencement Date or the date of filing with the Commission of such Quarterly Report on Form 6-K, as the case may be, and addressed to the Agent, in form and substance satisfactory to the Agent, to the effect set forth in Exhibit C hereto and subject to usual and customary qualifications, limitations and assumptions.

   (e)  On the Commencement Date and each time there is filed with the Commission the Company’s Quarterly Report on Form 6-K, the Agent shall have received from Emmet Marvin & Martin, counsel for the Depositary, an opinion dated the Commencement Date or the date of filing with the Commission of such Quarterly Report on Form 6-K, as the case may be, and addressed to the Agent, in form and substance satisfactory to the Agent, to the effect set forth in Exhibit D hereto and subject to usual and customary qualifications, limitations and assumptions.

   (f)  On the Commencement Date and each time there is filed with the Commission the Company’s Quarterly Report on Form 6-K, the Agent shall have received from Davis Polk & Wardwell, U.S. counsel for the Agent, an opinion dated the Commencement Date or the date of filing with the Commission of such Quarterly Report on Form 6-K, as the case may be, and addressed to the Agent, with respect to the issuance and sale of the ADSs, the Registration Statement, the Disclosure Package (together with any supplement thereto) and other related matters as the Agent may reasonably require.

   (g)  If the Commencement Date is other than the date hereof, the Company shall have furnished to the Agent on the Commencement Date a certificate signed by the chief financial officer of the Company, dated the Commencement Date, or the date of filing with the Commission of such Quarterly Report on Form 6-K, as the case may be, to the effect that the signers of such certificate have carefully examined the Registration Statement, the Disclosure Package and any amendments or supplements thereto and this Agreement and that:

       (i)  the representations and warranties of the Company in this Agreement are true and correct on and as of the Commencement Date, and the Company has complied with all the agreements and satisfied all the conditions on its part that are required to be performed or satisfied hereunder at or prior to the Commencement Date (unless otherwise waived in writing by the Agent);

      (ii)  no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been initiated or, to the Company’s knowledge, threatened, and

     (iii)  since the date of the most recent financial statements included or incorporated by reference in the Disclosure Package (exclusive of any supplement thereto), there has not occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the Disclosure Package as of the date hereof.

   (h)  On the Commencement Date and each time there is filed with the Commission the Company’s Quarterly Report on Form 6-K, the Agent shall have received from Ernst & Young Hua Ming, a letter dated the Commencement Date or the date of filing with the Commission of such Quarterly Report on Form 6-K, as the case may be, in form and substance satisfactory to the Agent, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information of the Company and its subsidiaries included or incorporated by reference in the Disclosure Package.

   (i)  Subsequent to the Commencement Date or, if earlier, the dates as of which information is given in the Registration Statement (exclusive of any amendment thereof) and the Disclosure Package (exclusive of any supplement thereto), until and including the relevant Settlement Date, (i) there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded the Company or any of the securities of the Company or any of its subsidiaries or in the rating outlook for the Company by any “nationally recognized statistical rating organization,” as such term is defined for purposes of Rule 436(g)(2) under the Securities Act; and (ii) there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the Disclosure Package as of the date of this Agreement that, in your judgment, is material and adverse and that makes it, in your judgment, impracticable to proceed with the offering or delivery of the ADSs on the terms and in the manner contemplated in the Disclosure Package (exclusive of any supplement thereto).

   (j)  During the Commitment Period, the Company shall have furnished to the Agent such further information, certificates and documents as the Agent may reasonably request.

If any of the conditions specified in this Section 5 shall not have been fulfilled when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be reasonably satisfactory in form and substance to the Agent and counsel for the Agent, this Agreement and all obligations of the Agent hereunder may be canceled during the Commitment Period by the Agent. Notice of such cancellation shall be given to the Company in writing or by telephone or facsimile confirmed in writing.

The documents required to be delivered by this Section 5 will be delivered at the office of Davis Polk & Wardwell, counsel for the Agent, at 18th Floor, The Hong Kong Club Building, 3A Chater Road, Hong Kong, on the Commencement Date.

6.  Reimbursement of Agent’ Expenses. If the sale of the ADSs provided for herein is not consummated because any condition to the obligations of the Agent set forth in Section 5 hereof is not satisfied, because of any termination pursuant to Section 8 hereof or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof other than by reason of a default by the Agent, the Company will reimburse the Agent on demand for all reasonable out-of-pocket expenses (including reasonable fees, disbursements and expenses of counsel) that shall have been incurred by it in connection with the proposed purchase and sale of the ADSs.

7.  Indemnification and Contribution.  (a) The Company agrees to indemnify and hold harmless the Agent, each person, if any, who controls the Agent within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate of the Agent within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Disclosure Package or any amendment or supplement thereto, or caused by any omission or alleged omission to state therein a material fact necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to the Agent furnished to the Company in writing by the Agent through you expressly for use therein.

   (b)  The Agent agrees to indemnify and hold harmless the Company, its directors, its officers and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to the Agent. The Company acknowledges that the statements set forth in the first sentence of the seventh paragraph under the heading “Plan of Distribution” of the Disclosure Package, constitute the only information furnished in writing by or on behalf of the Agent for inclusion in the Disclosure Package.

   (c)  In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 7(a) or 7(b), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the Agent, in the case of parties indemnified pursuant to Section 7(a), and by the Company, in the case of parties indemnified pursuant to Section 7(b). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement.  No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

   (d)  To the extent the indemnification provided for in Section 7(a) or 7(b) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Agent on the other hand from the offering of the ADSs or (ii) if the allocation provided by clause 7(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 7(d)(i) above but also the relative fault of the Company on the one hand and of the Agent on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Agent on the other hand in connection with the offering of the ADSs shall be deemed to be in the same respective proportions as the net proceeds from the offering of the ADSs (before deducting expenses) received by the Company and the total commissions received by the Agent bear to the aggregate offering price of the ADSs. The relative fault of the Company on the one hand and of the Agent on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Agent and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

   (e)  The Company and the Agent agree that it would not be just or equitable if contribution pursuant to this Section 7 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in Section 7(c). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 7(c) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 7, the Agent shall not be required to contribute any amount in excess of the amount by which the total price at which the ADSs resold by it in the initial placement of such ADSs were offered to investors exceeds the amount of any damages that the Agent has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 7 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

8.  Termination. (a) This Agreement shall be subject to termination by notice given by the Agent to the Company prior to delivery of and payment for the ADSs, if at any time prior to such time (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the New York Stock Exchange, the NASDAQ Global Market, The Stock Exchange of Hong Kong Limited or the London Stock Exchange; (ii) trading of any securities of the Company shall have been suspended on the NASDAQ Global Market; (iii) a material disruption in securities settlement, payment or clearance services in the United States shall have occurred; (iv) any moratorium on commercial banking activities shall have been declared by Federal or New York State or the relevant authorities in London, the Cayman Islands, Hong Kong or the PRC authorities; or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in the Agent’s judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it impracticable or inadvisable to proceed with the offer, sale or delivery of the ADSs on the terms and in the manner contemplated in the Disclosure Package.

   (b)  The Company shall notify the Agent in writing of the occurrence of the Representation Date, and upon receipt of such notice, the Agent’s obligation to use its commercially reasonable efforts to sell the ADSs shall cease and this Agreement shall be subject to termination in the reasonable discretion of the Agent.

9.  Representations and Indemnities to Survive. The indemnity and contribution provisions contained in Section 7 and the representations, warranties and other statements of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of the Agent, any person controlling the Agent or any affiliate of the Agent or by or on behalf of the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the ADSs.

10.  Notices. All communications hereunder shall be in writing and effective only on receipt, and, if sent to the Agent, shall be mailed, delivered or telefaxed to Morgan Stanley & Co. Incorporated, 1585 Broadway, New York, New York 10036, Attention: Equity Syndicate Desk, with a copy to the Legal Department and, if to the Company, shall be delivered, mailed or sent to Solarfun Power Holdings Co., Ltd., 666 Linyang Road, Qidong, Jiangsu Province 226200, PRC.

11.  Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the indemnified persons referred to in Section 7 hereof and their respective successors, and no other person will have any right or obligation hereunder.

12.  Integration. This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company and the Agent, or any of them, with respect to the subject matter hereof.

13.  Applicable Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.

14.  Submission to Jurisdiction; Appointment of Agent for Service.  (a) Each of the parties hereto irrevocably submits to the non-exclusive jurisdiction of any New York State or United States Federal court sitting in the Borough of Manhattan, The City of New York (each a “New York Court”) over any suit, action or proceeding arising out of or relating to this Agreement, the Disclosure Package and the Deposit Agreement or the offering of the ADSs. The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. To the extent that the Company has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding.

(b)                          The Company hereby irrevocably appoints CT Corporation, with offices at 111 Eighth Ave., New York, New York 10011 as its agent for service of process in any suit, action or proceeding described in the preceding paragraph and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such agent. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the Company’s agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.

15.  Counterparts. This Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.

16.  Headings. The section headings used herein are for convenience only and shall not affect the construction hereof.

17.  Definitions. The terms that follow, when used in this Agreement, shall have the meanings indicated.

“Acceptance Date” shall mean each date on which the Agent accepts an offer to purchase ADSs.

“Act” and “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Base Prospectus” shall mean the base prospectus referred to in paragraph 1(a) above contained in the Registration Statement on the Commencement Date.

“Commencement Date” shall mean the date that the Agent commences solicitation of purchases of ADSs hereunder, such date will be the date hereof unless otherwise agreed by the Company and the Agent.

“Commission” shall mean the Securities and Exchange Commission.

“Commitment Period” shall mean the period commencing on the Commencement Date and expiring on the earlier to occur of the following dates: (i) the date on which the Agent shall have sold all of the ADSs subject to this Agreement; (ii) the date on which the Company terminates this Agreement in its sole discretion at any time following the period of sixty (60) days after the Commencement Date by giving twenty (20) days’ prior written notice as specified in Section 10; or (iii) the date on which the Agent terminates this Agreement in its sole discretion at any time following the period of sixty (60) days after the Commencement Date by giving twenty (20) days’ prior written notice as specified in Section 10.

“Current Report” shall mean any filings containing information relating to the Company other than the Company’s results of operations.

“Disclosure Package” shall mean the prospectus supplement relating to the ADSs that was first filed pursuant to Rule 424(b) on the Commencement Date, together with the Base Prospectus.

“Effective Date” shall mean each date and time that the Registration Statement and any post-effective amendment or amendments thereto became or become effective.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Free Writing Prospectus” shall mean a free writing prospectus, as defined in Rule 405.

“Investment Company Act” shall mean the U.S. Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Issuer Free Writing Prospectus” shall mean an issuer free writing prospectus, as defined in Rule 433.

“Net Price” shall mean the Sales Price less the Selling Commission.

“Quarterly Report” shall mean the Company's results of operations for any quarterly period.

“Registration Statement” shall mean the registration statement referred to in paragraph 1(a) above, including exhibits and financial statements and any prospectus supplement relating to the ADSs that is filed with the Commission pursuant to Rule 424(b) and deemed part of such registration statement pursuant to Rule 430A or Rule 430B, as amended on each Effective Date and, in the event any post-effective amendment thereto becomes effective prior to the termination of this Agreement, shall also mean such registration statement as so amended.

“Representation Date” shall mean the date when the Registration Statement or the Disclosure Package is materially amended or supplemented, including when the Registration Statement or the Disclosure Package is amended or supplemented by means of an Annual Report on Form 20-F, a Quarterly Report or a Current Report on Form 6-K filed with the Commission under the Exchange Act and incorporated or deemed to be incorporated by reference into the Disclosure Package (other than a Current Report on Form 6-K filed solely to permit the incorporation by reference of one or more exhibits into the Registration Statement and/or disclose the terms of securities issued pursuant to the Registration Statement).

“Rule 158”, “Rule 172”, “Rule 405”, “Rule 415”, “Rule 424”, “Rule 430A”, “Rule 430B” and “Rule 433” refer to such rules under the Act.

“Sales Price” shall mean the actual sale execution price of each share of ADSs sold by the Agent on the NASDAQ pursuant to Section 2 of this Agreement.

“Selling Commission” shall mean a selling commission of 2.0% of the gross proceeds of the sale of any ADS sold in “at the market” offerings, and 4% of the gross proceeds of the sale of any ADSs in negotiated transactions initiated by the Agent.

“Settlement Date” with respect to any ADSs shall mean the third Trading Day following the sale of such ADSs pursuant to this Agreement.

“Trading Day” shall mean any day which is a trading day on the NASDAQ, other than a day on which trading is scheduled to close prior to its regular weekday closing time.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Company and the Agent.

Very truly yours

Solarfun Power Holdings Co., Ltd.

By:
Name:
Title:

The foregoing Agreement is hereby confirmed and accepted as of the date first above written.

By:	MORGAN STANLEY & CO. INCORPORATED

By:
Name:
Title: